

Mail Stop 4720

September 23, 2016

Via E-mail
Emanuel Harrington
Chief Executive Officer
Yobi Capital Fund Corporation
45 Rockefeller Plaza, Suite 2000
New York, NY 10111

> **Re:** **Yobi Capital Fund Corporation**
> **Amendment No. 4 to Offering Statement on Form 1-A**
> **Filed September 8, 2016**
> **File No. 024-10549**

Dear Mr. Harrington:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you continue to have publicly available information online at http://yobifund.com/Errors/Index. From this website, a reader appears to be able to navigate through various pages of your website and may access a variety of materials and information regarding your business and potential offering, including, but not limited to, a company pitch video, potential return information, the ability to purchase your shares for $0.95 and a discussion of kinetic pricing. Please explain to us in detail how this publicly available information comports with your obligations under the federal securities laws.

2. We note your responses to comment 1 in our letter dated August 2, 2016 and comment 3 in our letter dated May 13, 2016 as well as the existence of various public websites, such as www.yobifund.com, www.yobidemo.com and the website noted in comment 1 above,

that publicly disseminate information about the company and offering. Please comply with Rule 255(d), which requires that if solicitation of interest materials are used after the public filing of the offering statement and such solicitation of interest materials contain information that is inaccurate or inadequate in any material respect, then revised solicitation of interest materials must be redistributed in a substantially similar manner as such materials were originally distributed.

3.   We note that on http://yobifund.com/Investments/BrowseInvestments, you appear to be conducting an offering called the "Yobi Stock Incentive Referral Program." Please explain to us how you intend to conduct this offering under the federal securities laws and revise your offering statement to describe the Yobi Stock Incentive Referral Program in detail.

Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3391 with any questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Callie Jones, Brunson Chandler & Jones, PLLC